State of Delaware
Secretary of State
Division of Corporations
Delivered 03:57 PM 05/09/2007
FILED 03:57 PM 05/09/2007
SRV 070544568 - 4168019 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Client Track Corporation

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "first and seventh " so that, as amended, said Article shall be and read as follows:

The name of the corporation is:CLTC Ventures Corporation.The names and addresses of the directors of the corporation are:Lorena Miranda,3050 Regent Blvd., Ste 170 Irving, TX 75063 Jonathan Mcknight,3050 Regent Blvd. Irving, TX 75063

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 9th day of May, 2007.

By: Lorena Miranda
Authorized Officer

Title: President

Name: Lorena Miranda
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